Exhibit 99.3

AuRico Gold Announces US$300M Share Buy-Back
Through Substantial Issuer Bid

(all amounts are in US dollars unless otherwise indicated)

Toronto: December 17, 2012: AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), (“AuRico” or the “Company”) announces that following its receipt of gross proceeds of $750 million relating to the recent sale of the Ocampo mine, the Board of Directors has authorized the making of a substantial issuer bid, pursuant to which the Company will offer (the “Offer”) to purchase for cancellation up to 36,144,578 of its outstanding common shares (the “Shares”) for an aggregate purchase price not exceeding $300 million. AuRico anticipates that the Offer will commence on or about December 18, 2012 and be completed in late January 2013, unless extended or withdrawn. The Company intends to fund purchases of Shares pursuant to the Offer from the Ocampo proceeds and has used $128 million of the proceeds to retire its existing debt facility.

The Offer will proceed by way of a "modified Dutch auction", pursuant to which AuRico shareholders may deposit all or a portion of their Shares at a price within a range of not less than $8.30 per Share and not more than $9.30 per Share (with increments of $0.05 per Share within that range). The modified Dutch auction tender process allows shareholders to individually select the price, within the specified range, at which they are willing to sell all or a portion of their Shares. When the Offer expires, AuRico will select the purchase price of the tendered Shares which will be the lowest tendered price within the range of prices, enabling the Company to purchase up to the maximum number of Shares validly tendered to the Offer. All Shares tendered at or below the selected price level will be bought at the purchase price. If the aggregate cost to purchase the tendered Shares exceeds $300 million, the Company will accept such Shares on a pro-rata basis. All Shares tendered at prices higher than the final purchase price will be returned to shareholders.

The Offer will not be conditional on any minimum number of Shares being tendered to the Offer, but will be subject to other conditions customary for transactions of this nature. The Offer will remain open for acceptance until January 23, 2013, unless extended or withdrawn.

AuRico plans to commence the Offer and mail to shareholders the formal offer to purchase, issuer bid circular and other related documents containing the terms and conditions of the Offer, instructions for tendering Shares and the factors considered by the Company and the Board in making its decision to authorize making the Offer, among other things, on or about December 18, 2012.

The dealer managers for the Offer are, in Canada, RBC Dominion Securities Inc. and, in the United States, RBC Capital Markets, LLC.

“Following the close of the sale of Ocampo that was recently announced, the Company has used a portion of the gross proceeds to pay down the drawn balance under its existing debt facility and has launched a $300 million substantial issuer bid. These initiatives follow on our commitment to eliminate certain debt obligations, return cash to shareholders and underscores our growing confidence in the value of our streamlined asset base,” stated Scott Perry, President and CEO. He continued, “AuRico Gold is now uniquely positioned with a growing free cash flow per share profile driven by expanding production from our two low cost mines, and a peer-leading balance sheet. We will continue to evaluate further opportunities for shareholder friendly initiatives, including our intention to announce a dividend policy in conjunction with the release of our year-end financial results."

Press Release for Informational Purposes Only

This press release is for informational purposes only, and does not constitute an offer to buy or the solicitation of an offer to sell any Shares. The solicitation and the offer to buy Shares will be made only pursuant to the separate formal offer to purchase and issuer bid circular and other related documents. The Company will file the offer to purchase and issuer bid circular and other related documents with Canadian securities regulatory authorities and a tender offer statement on Schedule TO (including the offer to purchase and issuer bid circular and other related documents) with the United States Securities and Exchange Commission (the “SEC”). The offer to purchase and issuer bid circular, the related letter of transmittal and certain other documents will be delivered without charge to all holders of Shares. The tender offer statement will be available without charge at the SEC website at www.sec.gov. Offer documents required to be filed in Canada will also be available without charge at www.sedar.com.

Neither the Company nor its Board makes any recommendation to shareholders as to whether to tender or refrain from tendering their Shares to the Offer. Shareholders should carefully read the tender offer statement, the offer to purchase and issuer bid circular and the other related documents because they will contain important information, including the various terms and conditions of the Offer. Shareholders are also urged to consult their own financial, tax and legal advisors and to make their own decisions whether to tender or to refrain from tendering their Shares to the Offer and, if so, how many Shares to tender and at what price or prices.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential. The Company is focused on its core operations including the Young-Davidson gold mine in northern Ontario, which declared commercial production on September 1st, 2012 and the El Chanate mine in Sonora State, Mexico. AuRico’s project pipeline also includes advanced development opportunities in Mexico and British Columbia. AuRico’s head office is located in Toronto, Ontario, Canada

For further information please visit the AuRico Gold website at http://www.auricogold.com or contact:

Scott Perry	Anne Day
Chief Executive Officer	Vice President, Investor Relations and Communications
AuRico Gold Inc.	AuRico Gold Inc.
1-647- 260- 8880	1-647-260- 8880

Cautionary Statement

Certain information included in this news release constitutes forward-looking statements, including any information as to our projects, plans and future financial and operating performance. All statements, other than statements of historical fact, are forward-looking statements. The words “expect”, “believe”, “anticipate”, “will”, “intend”, “estimate”, “forecast”, “budget”, “schedule” and similar expressions identify forward-looking statements. Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include, but are not limited to: changes to current estimates of mineral reserves and resources; fluctuations in the price of gold; changes in foreign exchange rates (particularly the Canadian dollar, Mexican peso and U.S. dollar); the impact of inflation; changes in our credit rating; employee relations; litigation; disruptions affecting operations; availability of and increased costs associated with mining inputs and labor; development delays at the Young-Davidson mine; operating or technical difficulties in connection with mining or development activities; inherent risks associated with mining and mineral processing; the risk that the Young-Davidson, and El Chanate mine and may not perform as planned; uncertainty with the Company’s ability to secure capital to execute its business plans; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; contests over title to properties; changes in national and local government legislation in Canada, Mexico and other jurisdictions in which the Company does or may carry on business in the future; risk of loss due to sabotage and civil disturbances; the impact of global liquidity and credit availability and the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; business opportunities that may be pursued by the Company Many of these uncertainties and contingencies can affect our actual results and could cause actual results to differ materially from those expressed or implied in any forward-looking statements made by, or on behalf of, us. Readers are cautioned that forward-looking statements are not guarantees of future performance. All of the forward-looking statements made in this press release are qualified by these cautionary statements. Specific reference is made to the most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities for a discussion of some of the factors underlying forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

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